February 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Andrew Blume

Mr. Kevin Woody

Re:	Viasat, Inc.

Form 10-K for the period ended March 31, 2024

Form 8-K furnished November 6, 2024

File No. 000-21767

Ladies and Gentlemen:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced filings of Viasat, Inc. (“Viasat”) set forth in your letter dated January 28, 2025. In order to facilitate your review of our response, we have restated the Staff’s comments in this letter.

Form 10-K for the period ended March 31, 2024

Notes to the Consolidated Financial Statements

Note 8 – Senior Notes and Other Long-Term Debt, page F-36

1. Staff’s comment: We note your disclosures within this footnote and on page 38 regarding the covenants in your various debt agreements that restrict the ability of you and your subsidiaries to, among other items, pay dividends and make certain other restricted payments. Please address the following related comments to the extent applicable:

•	Provide all disclosures required by Rule 4-08(e)(1) and (3) of Regulation S-X.

•

Quantify for us the amount of restricted net assets of consolidated subsidiaries as of the end of fiscal 2024. If the restricted net assets, as calculated under Rule 1- 02(dd) of Regulation S-X, exceed 25 percent of your consolidated net assets, provide Schedule I parent company financial statements prescribed by Rules 5-04 and 12-04 of Regulation S-X.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we considered the applicability of Rule 4-08(e)(1) and (3) of Regulation S-X as well as the restricted net assets of our consolidated subsidiaries as of fiscal 2024 year end as follows:

Rule 4-08(e)(1) of Regulation S-X

We confirm that Viasat’s term loan and revolving credit facilities and the indentures governing Viasat’s senior notes and senior secured notes (collectively, the “Viasat Debt Agreements”) contain covenants that limit the ability of Viasat to pay dividends to its stockholders. The secured credit facilities and the indenture governing the senior secured notes (collectively, the “Inmarsat Debt Agreements”) of Connect Finco SARL and Connect U.S. Finco LLC, which are indirect wholly-owned subsidiaries of Viasat (collectively, with Connect Bidco Ltd. and its subsidiaries, “Inmarsat”), do not limit the ability of Viasat to pay dividends to its stockholders.

Under Viasat’s term loan and revolving credit facilities, Viasat is permitted to pay dividends to its stockholders in an unlimited amount so long as specified senior secured net leverage ratios, total net leverage ratios and liquidity requirements are met and no event of default has occurred and is continuing, in addition to making dividends pursuant to other restricted payment baskets based on cumulative consolidated net income and LTM adjusted EBITDA. Under the indentures governing Viasat’s senior notes and senior secured notes, so long as no default or event of default is continuing (as applicable), Viasat is similarly permitted to pay dividends to its stockholders pursuant to various restricted payment baskets calculated based on cumulative consolidated net income and total assets or LTM adjusted EBITDA.

These baskets collectively permitted Viasat to pay dividends to stockholders in excess of its total retained earnings as of March 31, 2024. Accordingly, we determined that the restrictions in the Viasat Debt Agreements on the ability of Viasat to pay dividends to its stockholders were not significant, and that the notes to the financial statements required by Rule 4-08(e)(1) were therefore not applicable.

Rule 4-08(e)(3) of Regulation S-X

We have also reviewed the applicability and requirements of Rule 4-08 (e)(3) with respect to restrictions on the ability of our subsidiaries to transfer funds to Viasat in the form of cash dividends, loans or advances.

The Viasat Debt Agreements do not limit the ability of our subsidiaries to transfer funds to Viasat in the form of loans, advances or cash dividends, as each contains covenants that permit unlimited payments and distributions to be made from subsidiaries to Viasat. Moreover, certain of the Viasat Debt Agreements prohibit Viasat from entering into arrangements that would prohibit Viasat’s subsidiaries from paying dividends or making loans to Viasat (subject to exceptions).

Conversely, the Inmarsat Debt Agreements do contain covenants that limit the ability of Inmarsat to transfer funds or other assets to Viasat in the form of loans, advances or cash dividends. Under the Inmarsat Debt Agreements, as of March 31, 2024, Inmarsat was permitted to pay cash dividends and to make loans and advances to Viasat pursuant to the following baskets so long as (in most instances) no payment or bankruptcy event of default is continuing:

•	Loans, advances and dividends in an unlimited amount so long as Inmarsat’s senior secured first lien net leverage ratio is below specified levels.

•	Loans, advances and dividends up to the greater of $100 million and a specified percentage of Inmarsat LTM adjusted EBITDA.

•

Loans, advances and dividends up to the sum of (i) the greater of $300 million and a specified percentage of Inmarsat’s LTM adjusted EBITDA, plus (ii) a specified percentage of Inmarsat’s consolidated net income for a specified period through the end of the most recently ended fiscal quarter for which financial statements have been delivered (but not less than $0), plus (iii) certain other builder amounts.

•	Loans or advances in an amount equal to the greater of $300 million and a specified percentage of Inmarsat’s LTM adjusted EBITDA.

Based on the aggregate amount that Inmarsat was permitted to transfer to Viasat in the form of loans, advances or cash dividends under the Inmarsat Debt Agreements as of March 31, 2024, we determined that the restrictions on the transfer of funds to Viasat under the Inmarsat Debt Agreements were not material, and that therefore the notes to the financial statements required by Rule 4-08(e)(3) were not applicable.

We also considered the existence of other restrictions on the ability of our subsidiaries to transfer funds to Viasat in the form of cash dividends, loans or advances as of March 31, 2024, and determined that none were material. With respect to unconsolidated subsidiaries, we have less than 1%, or an immaterial amount of consolidated net assets in investments in unconsolidated subsidiaries. Accordingly, we determined that the notes to the financial statements required by Rule 4-08(e)(3) were not applicable.

Restricted Net Assets

“Restricted net assets” is defined under Rule 1-02(dd) of Regulation S-X by reference to the amount of the registrant’s proportionate share of net assets of consolidated subsidiaries as of fiscal year end which “may not be transferred to the parent company by subsidiaries in the form of loans, advances, or cash dividends without the consent of a third party (i.e. lender, regulatory agency, foreign government, etc.).” As of March 31, 2024, taking into account the restrictions on the transfer of funds to Viasat in the form of loans, advances or cash dividends under the Inmarsat Debt Agreements described above, restricted net assets were less than 5% of Viasat’s consolidated net assets, and accordingly, we determined that no additional disclosure prescribed by Rules 5-04 and 12-04 of Regulation S-X was necessary.

We will continue to review the disclosure requirements as part of our future filings and include disclosures as required.

Note 15 – Contingencies, page F-50

2. Staff’s comment: We note that you recognized payments within product revenues of $55.8 million and $99.9 million during fiscal years 2023 and 2024, respectively, related to the resolution of certain legal matters with Cisco Systems, Inc. Please tell us the nature and specific facts and circumstances of these payments and, if applicable, the specific authoritative GAAP guidance that supports revenue classification. In doing so, clarify how you assessed the payments for revenue and nonrevenue elements.

Response: We respectfully acknowledge the Staff’s comment and provide the additional information regarding our evaluation of revenue classification of the aforementioned payments from Cisco in relation to resolution of certain legal matters with Cisco in fiscal years 2023 and 2024.

General Background

Acacia Communications, Inc. (“Acacia”) was an entity that designed, manufactured, and sold a complete portfolio of high-speed optical interconnect technologies addressing a range of applications across datacenter, metro, regional, long-haul, and undersea networks. Acacia was acquired by Cisco Systems, Inc. (“Cisco”) on March 1, 2021. Viasat licensed certain technologies of its soft decision forward error correction (SDFEC) technology to Acacia in a prior contractual agreement that required Acacia to pay royalties for its use of any of Viasat’s encoding and decoding methods (the “Acacia Contract”). During the term of the Acacia Contract, Acacia ceased paying royalties required related to the licensed technology for certain of its product generations. Viasat became aware that certain of Acacia’s products continued to use Viasat’s technology, but Acacia had stopped reporting use of the technology and paying the related royalties required under the terms of the Acacia Contract. In January 2016, Viasat commenced legal proceedings seeking recovery of such amounts, and in fiscal year 2023 was awarded $62.2 million in payments from Cisco (the “Fiscal 2023 Payment”) with respect to royalties previously earned and not paid.

In November 2019, Viasat filed a second lawsuit against Acacia in the California Superior Court for San Diego County (“SDSC”), claiming that Acacia had continued to breach the Acacia Contract.

On April 25, 2023, the SDSC issued its ruling in favor of Viasat and awarded Viasat $97.5 million in contractual remedies based on Acacia’s continued sales of products using Viasat’s technology. On May 31, 2023, Cisco filed an appeal, but continued to pay Viasat related royalties earned after the April 25, 2023 ruling. On September 29, 2023, Cisco agreed to stop its appeal and that the preceding payments were due and payable to Viasat, bringing the total amount paid by Cisco in fiscal year 2024 relating to the contractual royalties to $107.1 million (collectively, the “Fiscal 2024 Payment” and, together with the Fiscal 2023 Payment, the ”Acacia Payments”).

Given the Acacia Payments were in settlement of breach of contract claims relating to the Acacia Contract, we assessed the payments under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) in addition to consideration of other potential non-revenue elements as discussed in the December 2007, Speech by the SEC regarding Accounting for Litigation settlements (Speech by SEC Staff: Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments) and the following with respect to considerations related to litigation settlements as set forth within PwC Revenue Recognition Guide Section 9.7.4, which states:

To determine the accounting for settlement proceeds, management will need to identify all of the components of the litigation settlement. In addition to a prospective license to IP, the settlement may include other components, such as royalties related to past sales, recovery of legal fees, or damages (punitive or otherwise). If the settlement includes both components in the scope of the revenue standard and components in the scope of other standards, the reporting entity should generally allocate consideration received to the various components on a relative standalone selling price basis.

Accordingly, we reviewed the Acacia Payments and related court rulings to identify all of the components of the litigation settlements, noting:

•	that each party was responsible for each party’s respective legal expenses, thus concluded that the settlement payments did not constitute compensation for Viasat’s legal expenses incurred,

•	that final settlement amounts were calculated and based on the underlying terms of the agreements for prior periods and related royalties earned under the Acacia Contract, and

•	there was no additional court based punitive damage component.

Thus, we concluded that the entirety of the Acacia Payments were within the scope of ASC 606 as they were compensation under the terms of the Acacia Contract and were in exchange for goods or sevices that were the output of Viasat’s ongoing central operations. We further considered whether a significant financing component exists and whether a portion of the payment represents interest income, given the length of time between when the royalty revenues were incurred and when the Acacia Payments were made.

ASC 606-10-32 requires consideration of a financing component as a part of determining the transaction price when the timing of payments provides a significant benefit of financing to the customer. While the Acacia Payments did not have an explicit financing component, the time between when consideration was paid and when the contractual benefits under the Acacia Contract were received from Viasat (i.e. royaties were incurred during 2019 and forward) provided Acacia with a significant benefit of financing. As such, we determined that a portion of the Acacia Payments related to contractual consideration for prior years should be adjusted to reflect the time value of money (interest).

ASC 606-10-32-19 provides the following guidance regarding calculating interest related to a significant financing component:

To meet the objective in paragraph 606-10-32-16 when adjusting the promised amount of consideration for a significant financing component, an entity shall use the discount rate that would be reflected in a separate financing transaction between the entity and its customer at contract inception. That rate would reflect the credit characteristics of the party receiving financing in the contract, as well as any collateral or security provided by the customer or the entity, including assets transferred in the contract. An entity may be able to determine that rate by identifying the rate that discounts the nominal amount of the promised consideration to the price that the customer would pay in cash for the goods or services when (or as) they transfer to the customer. After contract inception, an entity shall not update the discount rate for changes in interest rates or other circumstances (such as a change in the assessment of the customer’s credit risk).

Based on our review of Acacia’s public filings, Acacia did not have any outstanding interest-bearing debt and did not disclose an interest rate that would be applicable to determining a financing rate between Viasat and Acacia reflective of Acacia’s creditworthiness at contract inception. As such, we also performed a review of Cisco’s capital structure and related borrowing rates given Cisco acquired Acacia in the years preceeding the Acacia Payments, and calculated approximately $6.4 million, and $7.2 million, of allocable interest income with respect to the Acacia Payments and classified such amounts accordingly in our statement of operations for periods ended March 31, 2023 and March 31, 2024, respectively. Thus remaining payment amounts were recorded in accordance with ASC 606 as revenue earned under terms of the customer contract to revenue of $55.8 million and $99.9 million during fiscal years 2023 and 2024, respectively.

Form 8-K Furnished November 6, 2024

Exhibit 99.2

Balance Sheet, Cash Flows and Liquidity, page 5

3. Staff’s comment: We note that you present, for the five most recent quarterly periods, net debt and a net leverage ratio calculated using the last twelve months of Adjusted EBITDA. Please reconcile net debt and the Adjusted EBITDA measure used in each calculation to the appropriate GAAP figure. In addition, ensure that you present for each applicable period a ratio calculated using the most directly comparable GAAP measures. See Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We respectfully acknowledge the Staff’s comment and confirm that in future filings we will (and did in the Form 8-K announcing our third quarter results furnished on February 6, 2025) include all non-GAAP measures in our definitions of non-GAAP measures and include reconciliations for each non-GAAP measure (including net debt and Adjusted EBITDA) for each period to the most directly comparable measure calculated and presented in accordance with GAAP. To the extent we include net leverage ratio in future filings, we will include a ratio calculated using the most directly comparable GAAP measure.

Use of Non-GAAP Financial Information, page 10

4. Staff’s comment: We note that you provide unaudited supplemental adjusted combined financial information that shows, for illustrative purposes only, certain financial information that reflects your historical results of operations with the pre-acquisition results of operations of Inmarsat and that such presentation “does not include pro forma adjustments” and “do not reflect non-recurring charges...other than to the extent already reflected in actual historical results.” To the extent you intend to include combined information in future filings, please ensure the combined information is prepared and presented in compliance with the pro forma financial statement requirements of Article 11 of Regulation S-X. Otherwise, please remove the combined financial information from future filings. In addition, considering Inmarsat was included in your results for the entire three month period ended September 30, 2023, please clarify the differences between the combined revenue and Adjusted EBITDA amounts on page 16 with the corresponding equivalents on pages 13 and 15.

Response: We respectfully acknowledge the Staff’s comment and confirm that, if combined information is included in future filings, it will be prepared and presented in compliance with the pro forma financial statement requirements of Article 11 of Regulation S-X.

With respect to the supplemental adjusted combined revenue and Adjusted EBITDA amounts for the three months ended September 30, 2023 on page 16, we confirm that these results included the results of Inmarsat for the entire three month period, and that the only difference between the adjusted revenue and Adjusted EBITDA amounts on page 16 and the corresponding equivalents on pages 13 and 15 related to the $95 million in revenue and $86 million in Adjusted EBITDA ($95 million in revenue less approximately $9 million of related Acacia legal expenses in the period) associated with our resolution of legal matters with Acacia discussed above, as disclosed in the footnote on page 16.

* * * * *

Please contact the undersigned at (760) 476-2244 if you have any further questions or require any further information.

Very truly yours,

/s/ Shawn Duffy
Shawn Duffy
Senior Vice President and Chief Accounting Officer

cc: Gary Chase, Senior Vice President and Chief Financial Officer